UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, April 2016
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports Software and Services Growth of 106 Percent for Q4 and 113 Percent for Fiscal 2016
2	BlackBerry Supplemental Financial Information

Document 1

April 1, 2016
FOR IMMEDIATE RELEASE

BlackBerry Reports Software and Services Growth of 106 Percent for Q4 and 113 Percent for Fiscal 2016
Company reports positive free cash flow for eighth consecutive quarter and positive EBITDA for ninth consecutive quarter
Waterloo, ON  – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today reported financial results for the three months and fiscal year ended February 29, 2016 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).
Q4 Highlights

•	Non-GAAP total revenue of $487 million

•	Non-GAAP software and services revenue of $153 million, up 106% percent for the same quarter year over year, allowing software and services revenue to grow to $527 million in FY 2016

•	Adjusted EBITDA of $78 million

•	Cash and investments balance of $2.62 billion at the end of the fiscal quarter

•	Non-GAAP loss of $(0.03) per share

•	Unveiled a new QNX software platform to enable automotive companies to build a full range of secured automated driving systems and in-car acoustics

•	Showcased at CES, the Internet of Things (IoT) over-the-air software platform as well as BlackBerry Radar, the IoT asset tracking device and software interface

•
Launched five secure enterprise mobility management suites, combined complementary BlackBerry and Good capabilities, to provide a holistic management, messaging, collaboration, application enablement and content management platform

•
Launched a cybersecurity consulting service to help customers assess and mitigate risks; recently acquired Encription Limited to accelerate these efforts, especially for the connected car and IoT industries

Q4 Results
Non-GAAP revenue for the fourth quarter of fiscal 2016 was $487 million with GAAP revenue of $464 million. GAAP revenue reflects a purchase accounting write down of deferred revenue associated with recent acquisitions. The non-GAAP revenue breakdown for the quarter was approximately 32% for software and services, 29% for service access fees (SAF), and 39% for hardware and other revenue.

BlackBerry had over 3,600 enterprise customer wins in the quarter. Approximately 70% of fourth quarter software revenue was recurring.

Non-GAAP net loss for the fourth quarter was $(18) million, or $(0.03) per share. GAAP net loss for the quarter was $(238) million, or $(0.45) per basic share. Basic GAAP net loss reflects a purchase accounting impact of $23 million on GAAP revenue, a non-cash credit associated with the change in the fair value of the debentures of $40 million (the “Q4 Fiscal 2016 Debentures Fair Value Adjustment”), pre-tax charges of $192 million related to restructuring and acquisition costs, stock compensation of $17 million, and amortization of acquired intangibles of $28 million. The impact of these adjustments on GAAP net income and earnings per share is summarized in a table below.

Total cash, cash equivalents, short-term and long-term investments was $2.62 billion as of February 29, 2016. This reflects $6 million of positive free cash flow and $36 million used to repurchase 5 million shares. Excluding $1.25 billion in the face value of our debt, the net cash balance at the end of the quarter was $1.37 billion. Purchase orders with contract manufacturers totaled approximately $162 million at the end of the fourth quarter, compared to $298 million at the end of the third quarter and down from $394 million in the year ago quarter. Operating cash flow was $9 million.

“Overall, BlackBerry’s Q4 performance was solid as we made progress on the key elements of our strategy, which are to grow software faster than the mobility software market, achieve device profitability and generate positive free cash flow,” said Executive Chairman and Chief Executive Officer John Chen.

“We have clearly gained traction and market share in enterprise software. We more than doubled our software and licensing revenue in Q4 and exceeded our target of $500 million for the full year. Looking to FY 2017, our strategy is on track and our growth engines are in place to continue to generate above market growth in software and achieve our profitability objectives,” said Chen.

Outlook
The company expects to grow software and services at around 30 percent. The Company continues to anticipate positive free cash flow and adjusted EBITDA for the full 2017 fiscal year.

Reconciliation of GAAP gross margin, gross margin percentage, loss before income taxes, net loss and basic loss per share to Non-GAAP gross margin, gross margin percentage, loss before income taxes, net loss and basic loss per share:
(United States dollars, in millions except per share data)

Q4 Fiscal 2016 Non-GAAP Adjustments		For the Three Months Ended February 29, 2016 (in millions)
	Income statement location	Gross margin (before taxes)(1)	Gross margin % (before taxes)(1)	Loss before income taxes	Net loss	Basic loss per share
As reported		$210	45.3%	$(256)	$(238)	$(0.45)
Debentures fair value adjustment(2)	Debentures fair value adjustment	—	—%	(40)	(40)
RAP charges (3)	Cost of sales	4	0.8%	4	4
RAP charges (3)	Research and development	—	—%	18	18
RAP charges (3)	Selling, marketing and administration	—	—%	158	158
CORE program charges(4)	Selling, marketing and administration	—	—%	2	2
Software deferred revenue acquired(5)	Revenue	23	2.6%	23	23
Stock compensation expense(6)	Research and development	—	—%	5	5
Stock compensation expense(6)	Selling, marketing and administration	—	—%	12	12
Acquired intangibles amortization(7)	Amortization	—	—%	28	28
Business acquisition and integration costs(8)	Selling, marketing and administration	—	—%	10	10
		$237	48.7%	$(36)	$(18)	$(0.03)
Note: Non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP loss before income taxes, non-GAAP net loss and non-GAAP basic loss per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the fourth quarter of fiscal 2016, the Company reported GAAP gross margin of $210 million or 45.3% of revenue. Excluding the impact of the resource alignment program (“RAP”) charges included in cost of sales and software deferred revenue acquired included in revenue, the non-GAAP gross margin was $237 million or 48.7% of revenue.

(2)
During the fourth quarter of fiscal 2016, the Company recorded the Q4 Fiscal 2016 Debentures Fair Value Adjustment of $40 million. This adjustment was presented on a separate line in the Consolidated Statements of Operations.

(3)
During the fourth quarter of fiscal 2016, the Company incurred charges related to the RAP of approximately $180 million pre-tax and after tax, of which $4 million were included in cost of sales, $18 million were included in research and development and $158 million were included in selling, marketing and administration expenses.

(4)	During the fourth quarter of fiscal 2016, the Company incurred charges related to the CORE program of $2 million, which were included in selling, marketing and administration expenses.

(5)
During the fourth quarter of fiscal 2016, the Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $23 million, which were included in revenue.

(6)
During the fourth quarter of fiscal 2016, the Company recorded stock compensation expense of $17 million, of which $5 million were included in research and development, and $12 million were included in selling, marketing and administration expenses.

(7)	During the fourth quarter of fiscal 2016, the Company recorded amortization of intangible assets acquired through business combinations of $28 million, which were included in amortization expense.

(8)
During the fourth quarter of fiscal 2016, the Company recorded business acquisition and integration costs incurred through business combinations of $10 million, which were included in selling, marketing and administration expenses.

Supplementary Geographic Revenue Breakdown

Blackberry Limited
(United States dollars, in millions)
Revenue by Region

	For the quarters ended
	February 29, 2016		November 28, 2015		August 29, 2015		May 30, 2015		February 28, 2015
North America	$216	46.5%	$275	50.2%	$176	36.0%	$285	43.3%	$205	31.0%
Europe, Middle East and Africa	175	37.7%	194	35.4%	202	41.2%	245	37.2%	283	42.9%
Latin America	18	3.9%	24	4.4%	33	6.7%	42	6.4%	60	9.1%
Asia Pacific	55	11.9%	55	10.0%	79	16.1%	86	13.1%	112	17.0%
Total	$464	100.0%	$548	100.0%	$490	100.0%	$658	100.0%	$660	100.0%
Conference Call and Webcast
A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-866-438-1903 or by logging on at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 11 am ET by dialing 1-855-859-2056 or 1-404-537-3406 and entering Conference ID # 47747014 or by clicking the link above.
About BlackBerry
BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@BlackBerry.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: BlackBerry’s expectations regarding its cash flow and adjusted EBITDA; BlackBerry’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives; BlackBerry’s expectations regarding anticipated demand for, and the timing of, new product and service offerings, and BlackBerry’s plans and expectations relating to its existing and new product and service offerings, including BES12, the Good Secure EMM Suites, BlackBerry smartphones, and the BlackBerry IoT Platform; BlackBerry’s expectations regarding the generation of revenue from its software, services and other technologies, including from technology licensing and the monetization of its patent portfolio, its expectations regarding the growth of and recurring nature of certain of its software and services revenue, and the ability of such revenue to offset the decline in service access fees revenue; BlackBerry’s expectations regarding profitability in its devices business in fiscal 2017; BlackBerry’s anticipated levels of decline in service revenue for the next quarter; BlackBerry’s expectations for gross margin for the next quarter; BlackBerry’s expectation that during fiscal 2017 it will move from single reportable operating segment disclosure to multiple operating segment disclosure; BlackBerry’s expectations regarding its common share repurchase program; BlackBerry's expectations with respect to the sufficiency of its financial resources and maintaining its strong cash position; and BlackBerry’s estimates of purchase obligations and other contractual commitments.

The terms and phrases “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are relevant. Many factors could cause BlackBerry’s actual results or performance to differ materially from those expressed or implied by the forward-looking statements, including the following risks: BlackBerry’s ability to attract new enterprise customers and maintain its existing relationships with its enterprise customers, or transition them to the Company’s latest enterprise software platforms and deploy BlackBerry smartphones; BlackBerry’s ability to develop, market and distribute an integrated software and services offering, or otherwise monetize its technologies, to grow revenue, or to offset the decline in BlackBerry’s service access fees; BlackBerry’s ability to enhance its current products and services, or develop new products and services, in a timely manner, at competitive prices, or to meet customer requirements, or accurately predict emerging technological trends; BlackBerry’s ability to successfully market and distribute the PRIV device; intense competition; the occurrence or perception of a breach of BlackBerry’s security measures or an inappropriate disclosure of confidential or personal information; risks related to BlackBerry’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties; BlackBerry’s ability to attract new personnel and retain key personnel; BlackBerry’s dependence on its relationships with network carriers and distributors; risks related to acquisitions and other business initiatives; the risk that network disruptions or other business interruptions could have a material adverse effect on BlackBerry’s business and harm its reputation; the risk that failure to protect BlackBerry’s intellectual property could harm its ability to compete effectively or impact its ability to earn revenues it expects from intellectual property rights; risks related to sales to customers in highly regulated industries and governmental entities; BlackBerry’s reliance on third parties to manufacture and repair its products; BlackBerry’s reliance on its suppliers for functional components and risks relating to its supply chain; BlackBerry’s ability to obtain rights to use software or components supplied by third parties; BlackBerry’s ability to address inventory and asset risk and the potential for additional charges related to its inventory and long-lived assets; BlackBerry’s ability to maintain or increase its liquidity; risks related to BlackBerry’s significant indebtedness; risks related to intellectual property rights; risks related to litigation, including litigation claims arising from BlackBerry’s disclosure practices; risks related to government regulations applicable to BlackBerry’s products, including products containing encryption technology; risks related to the use and disclosure of user and personal information; risks related to foreign operations, including fluctuations in foreign currencies; risks related to potential defects and vulnerabilities in BlackBerry’s products; risks as a result of actions of activist shareholders; BlackBerry’s ability to supplement and manage its catalogue of third-party applications; risks related to the failure of BlackBerry’s suppliers and other parties it does business with to use acceptable ethical business practices; risks related to health and safety and hazardous materials usage regulations and network certification risks; costs and other burdens associated with regulations regarding conflict minerals; risks related to BlackBerry possibly losing its foreign private issuer status under U.S. federal securities laws; the potential impact of copyright levies in numerous countries; risks related to tax liabilities; risks related to the volatility of the market price of BlackBerry’s common shares; risks related to economic and geopolitical conditions; and risks relating to the fluctuation of BlackBerry’s quarterly revenue and operating results. These risk factors and others relating to BlackBerry are discussed in greater detail in BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). Readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry®, BBM™, QNX®, Good® and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the United States and countries around the world. All other trademarks are the property of their respective owners.

###

BlackBerry Limited

Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts)

Consolidated Statements of Operations

	For the three months ended			For the years ended
	February 29, 2016	November 28, 2015	February 28, 2015	February 29, 2016	February 28, 2015
Revenue	$464	$548	$660	$2,160	$3,335
Cost of sales
Cost of sales	251	304	311	1,186	1,669
Inventory write-down	3	9	41	36	95
Supply commitment charges	—	(1)	(10)	(3)	(33)
	254	312	342	1,219	1,731
Gross margin	210	236	318	941	1,604
Gross margin %	45.3%	43.1%	48.2%	43.6%	48.1%
Operating expenses
Research and development	108	100	134	469	711
Selling, marketing and administration	179	175	138	712	904
Amortization	77	68	68	277	298
Abandonment/impairment of long-lived assets	127	2	34	136	34
Debentures fair value adjustment	(40)	(5)	50	(430)	80
	451	340	424	1,164	2,027
Operating loss	(241)	(104)	(106)	(223)	(423)
Investment income (loss), net	(15)	(16)	105	(59)	38
Loss before income taxes	(256)	(120)	(1)	(282)	(385)
Recovery of income taxes	(18)	(31)	(29)	(74)	(81)
Net income (loss)	$(238)	$(89)	$28	$(208)	$(304)
Earnings (loss) per share
Basic	$(0.45)	$(0.17)	$0.05	$(0.40)	$(0.58)
Diluted	$(0.45)	$(0.17)	$0.05	$(0.86)	$(0.58)
Weighted-average number of common shares outstanding (000’s)
Basic	524,627	525,103	528,685	526,303	527,684
Diluted	524,627	525,103	528,685	651,303	527,684
Total common shares outstanding (000’s)	521,172	525,701	528,802	521,172	528,802

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data)

Consolidated Balance Sheets

As at	February 29, 2016	February 28, 2015
Assets
Current
Cash and cash equivalents	$957	$1,233
Short-term investments	1,420	1,658
Accounts receivable, net	338	503
Other receivables	51	97
Inventories	143	122
Income taxes receivable	—	169
Other current assets	102	375
Deferred income tax asset	—	10
	3,011	4,167
Long-term investments	197	316
Restricted cash	50	59
Property, plant and equipment, net	412	556
Goodwill	618	85
Intangible assets, net	1,213	1,375
Deferred income tax asset	33	—
	$5,534	$6,558
Liabilities
Current
Accounts payable	$270	$235
Accrued liabilities	368	667
Income taxes payable	9	—
Deferred revenue	392	470
	1,039	1,372
Long-term debt	1,277	1,707
Deferred income tax liability	10	48
	2,326	3,127
Shareholders’ equity
Capital stock and additional paid-in capital	2,448	2,444
Retained earnings	768	1,010
Accumulated other comprehensive loss	(8)	(23)
	3,208	3,431
	$5,534	$6,558

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data)

Consolidated Statements of Cash Flows

	For the years ended
	February 29, 2016	February 28, 2015
Cash flows from operating activities
Net loss	$(208)	$(304)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	616	694
Deferred income taxes	(105)	62
Stock-based compensation	60	50
Abandonment/impairment of long-lived assets	136	34
Loss on disposal of property, plant and equipment	59	135
Debentures fair value adjustment	(430)	80
Other	16	3
Net changes in working capital items	113	59
Net cash provided by operating activities	257	813
Cash flows from investing activities
Acquisition of long-term investments	(326)	(802)
Proceeds on sale or maturity of long-term investments	301	515
Acquisition of property, plant and equipment	(32)	(87)
Proceeds on sale of property, plant and equipment	4	348
Acquisition of intangible assets	(70)	(421)
Business acquisitions, net of cash acquired	(698)	(119)
Acquisition of short-term investments	(2,764)	(2,949)
Proceeds on sale or maturity of short-term investments	3,146	2,342
Net cash used in investing activities	(439)	(1,173)
Cash flows from financing activities
Issuance of common shares	4	6
Excess tax benefit (deficiency) related to stock-based compensation	(1)	8
Sale of treasury stock	—	61
Common shares repurchased	(93)	—
Transfer from (to) restricted cash	12	(59)
Net cash provided by (used in) financing activities	(78)	16
Effect of foreign exchange loss on cash and cash equivalents	(16)	(2)
Net decrease in cash and cash equivalents for the year	(276)	(346)
Cash and cash equivalents, beginning of year	1,233	1,579
Cash and cash equivalents, end of year	$957	$1,233

As at	February 29, 2016	November 28, 2015
Cash and cash equivalents	$957	$1,123
Short-term investments	1,420	1,175
Long-term investments	197	350
Restricted cash	50	58
	$2,624	$2,706

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16

Software and services	$54	$62	$57	$74	$247	$137	$73	$154	$130	$494
Hardware	379	418	361	274	1,432	263	201	214	184	862
Service access fees	519	421	365	301	1,606	252	211	173	143	779
Other	14	15	10	11	50	6	5	7	7	25
Revenue	966	916	793	660	3,335	658	490	548	464	2,160
Cost of sales
Cost of sales	502	491	365	311	1,669	329	301	304	251	1,186
Inventory write-down	23	7	24	41	95	21	4	9	3	36
Supply commitment recovery	(10)	(7)	(6)	(10)	(33)	(2)	—	(1)	—	(3)
Total cost of sales	515	491	383	342	1,731	348	305	312	254	1,219
Gross margin	451	425	410	318	1,604	310	185	236	210	941
Operating expenses
Research and development	237	186	154	134	711	139	122	100	108	469
Selling, marketing and administration	400	195	171	138	904	173	186	175	179	712
Amortization	81	75	74	68	298	65	67	68	77	277
Abandonment/impairment of long-lived assets	—	—	—	34	34	1	5	2	127	136
Debentures fair value adjustment	(287)	167	150	50	80	(157)	(228)	(5)	(40)	(430)
Total operating expenses	431	623	549	424	2,027	221	152	340	451	1,164
Operating income (loss)	20	(198)	(139)	(106)	(423)	89	33	(104)	(241)	(223)
Investment income (loss), net	(26)	(20)	(21)	105	38	(16)	(12)	(16)	(15)	(59)
Income (loss) before income taxes	(6)	(218)	(160)	(1)	(385)	73	21	(120)	(256)	(282)
Provision for (recovery of) income taxes	(29)	(11)	(12)	(29)	(81)	5	(30)	(31)	(18)	(74)
Net income (loss)	$23	$(207)	$(148)	$28	$(304)	$68	$51	$(89)	$(238)	$(208)
Earnings (loss) per share
Basic earnings (loss) per share	$0.04	$(0.39)	$(0.28)	$0.05	$(0.58)	$0.13	$0.10	$(0.17)	$(0.45)	$(0.40)
Diluted earnings (loss) per share	$(0.37)	$(0.39)	$(0.28)	$0.05	$(0.58)	$(0.10)	$(0.24)	$(0.17)	$(0.45)	$(0.86)
Weighted-average number of common shares outstanding (000’s)
Basic	526,742	527,218	528,090	528,685	527,684	529,235	526,314	525,103	524,627	526,303
Diluted	658,228	527,218	528,090	543,556	527,684	670,539	667,321	525,103	524,627	651,303

Non-GAAP Adjustments (Three Months Ended, Pre-Tax)	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16
Rockstar sale adjustment	$—	$—	$—	$(115)	$(115)	$—	$—	$—	$—	$—
Debentures fair value adjustment	(287)	167	150	50	80	(157)	(228)	(5)	(40)	(430)
CORE program charges (recoveries)	226	33	5	58	322	9	6	(6)	2	11
RAP charges	—	—	—	—	—	52	79	33	180	344
Software deferred revenue acquired	—	—	—	—	—	—	1	9	23	33
Stock compensation expense	13	8	14	14	49	14	14	14	17	60
Acquired intangibles amortization	9	10	10	9	38	9	11	18	28	66
Business acquisition and integration costs	—	—	2	1	3	1	—	11	10	22
Total Non-GAAP Adjustments (Three Months Ended, Pre-Tax)	$(39)	$218	$181	$17	$377	$(72)	$(117)	$74	$220	$106

Non-GAAP Adjustments (Three Months Ended, After-Tax)	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16
Rockstar sale adjustment	$—	$—	$—	$(115)	$(115)	$—	$—	$—	$—	$—
Debentures fair value adjustment	(287)	167	150	50	80	(157)	(228)	(5)	(40)	(430)
CORE program charges (recoveries)	204	29	4	57	294	9	6	(6)	2	11
RAP charges	—	—	—	—	—	52	79	33	180	344
Software deferred revenue acquired	—	—	—	—	—	—	1	9	23	33
Stock compensation expense	13	8	14	14	49	14	14	14	17	60
Acquired intangibles amortization	9	10	10	9	38	9	11	18	28	66
Business acquisition and integration costs	—	—	2	1	3	1	—	11	10	22
Total Non-GAAP Adjustments (Three Months Ended, After-Tax)	$(61)	$214	$180	$16	$349	$(72)	$(117)	$74	$220	$106

Non-GAAP Gross Profit	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16
GAAP revenue	$966	$916	$793	$660	$3,335	$658	$490	$548	$464	$2,160
Software deferred revenue acquired	—	—	—	—	—	—	1	9	23	33
Non-GAAP revenue	966	916	793	660	3,335	658	491	557	487	2,193
Total cost of sales	(515)	(491)	(383)	(342)	(1,731)	(348)	(305)	(312)	(254)	(1,219)
Non-GAAP adjustments to cost of sales	13	10	—	2	25	21	15	5	4	45
Non-GAAP Gross Profit	$464	$435	$410	$320	$1,629	$331	$201	$250	$237	$1,019

Adjusted EBITDA	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16
GAAP operating income (loss)	$20	$(198)	$(139)	$(106)	$(423)	$89	$33	$(104)	$(241)	$(223)
Non-GAAP adjustments to operating income	(39)	218	181	132	492	(72)	(117)	74	220	106
Non-GAAP operating income (loss)	(19)	20	42	26	69	17	(84)	(30)	(21)	(117)
Amortization	191	171	170	162	694	164	163	162	127	616
Acquired intangibles amortization	(9)	(10)	(10)	(9)	(38)	(9)	(11)	(18)	(28)	(66)
Adjusted EBITDA	$163	$181	$202	$179	$725	$172	$68	$114	$78	$433

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Income (Loss) and Non-GAAP Earnings (Loss) per Share	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16
GAAP net income (loss)	$23	$(207)	$(148)	$28	$(304)	$68	$51	$(89)	$(238)	$(208)
Total Non-GAAP adjustments (three months ended, after-tax)	(61)	214	180	16	349	(72)	(117)	74	220	106
Non-GAAP Net Income (Loss)	$(38)	$7	$32	$44	$45	$(4)	$(66)	$(15)	$(18)	$(102)

Non-GAAP Earnings (Loss) per Share	$(0.07)	$0.01	$0.06	$0.08	$0.08	$(0.01)	$(0.13)	$(0.03)	$(0.03)	$(0.19)

Shares outstanding for Non-GAAP income (loss) per share reconciliation	526,742	537,959	540,400	543,556	542,123	529,235	526,314	525,103	524,627	526,303

Non-GAAP revenue, non-GAAP income (loss) before income taxes, non-GAAP net income (loss), non-GAAP gross profit, adjusted EBITDA and non-GAAP earnings (loss) per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax CORE Program Charge (Recovery) Details

	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16
Cost of sales	$12	$10	$—	$1	$23	$—	$—	$—	$—	$—
Research and development	41	19	4	6	70	2	—	—	—	2
Selling, marketing and administration	173	4	1	51	229	7	6	(6)	2	9
Total CORE Program Charges (Recoveries)	$226	$33	$5	$58	$322	$9	$6	$(6)	$2	$11
BlackBerry Investor Relations Pre-Tax RAP Charge Details

	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16
Cost of sales	$—	$—	$—	$—	$—	$21	$14	$5	$4	$44
Research and development	—	—	—	—	—	13	14	2	18	47
Selling, marketing and administration	—	—	—	—	—	18	51	26	158	253
Total RAP Charges	$—	$—	$—	$—	$—	$52	$79	$33	$180	$344
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16
In cost of sales
Property, plant and equipment	$27	$16	$14	$16	$73	$16	$10	$13	12	$51
Intangible assets	83	80	82	78	323	83	86	81	38	288
Total in cost of sales	110	96	96	94	396	99	96	94	50	339

In operating expenses amortization
Property, plant and equipment	33	28	27	23	111	20	22	16	15	73
Intangible assets	48	47	47	45	187	45	45	52	62	204
Total in operating expenses amortization	81	75	74	68	298	65	67	68	77	277

Total amortization
Property, plant and equipment	60	44	41	39	184	36	32	29	27	124
Intangible assets	131	127	129	123	510	128	131	133	100	492
Total amortization	$191	$171	$170	$162	$694	$164	$163	$162	$127	$616

The information above is supplied to provide meaningful supplemental information regarding the Company's operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	April 1, 2016	By:	/s/ James Yersh
			Name:	James Yersh
			Title:	Chief Financial Officer